UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________.

Commission file number: 0-28316

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trico Marine Operators, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Trico Marine Services, Inc.
2401 Fountainview, Suite 920
Houston, TX 77057

1

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits, as of December 31, 2004 and 2003.
2. Statement of Changes in Net Assets Available for Plan Benefits, for the year ended December 31, 2004.
3. Notes to Financial Statements.
4. Supplemental Schedule - Schedule of Assets (Held at End of Year).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Trico Marine Operators, Inc. 401(k) Retirement Plan
(Name of Plan)

Date: June 28, 2005	/s/ Charles E. Tizzard
Charles E. Tizzard
Vice President, Administration

2

Trico Marine Operators, Inc.
401(k) Retirement Plan
Index
December 31, 2004

Page(s)
Report of Independent Registered Public Accounting Firm………………………	4

Financial Statements

Statements of Net Assets Available for Benefits……………………………………	5

Statement of Changes in Net Assets Available for Benefits………………………	6

Notes to Financial Statements……………………………………...…………………	7-13

Supplemental Schedule

Schedule of Assets (Held at End of Year) ……………………………………...……	14

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

3

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Trico Marine Operators, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 17, 2005

4

Trico Marine Operators, Inc.
401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2004

	2004	2003
Assets
Investments - at fair value	$5,052,770	$5,012,840
Total investments	5,052,770	5,012,840
Receivables
Employee contributions	19,095	25,794
Employer contributions	2,483	94,903
Accrued income and other	-	5,543
Total receivables	21,578	126,240
Total assets available for benefits	5,074,348	5,139,080
Liabilities
Other payables	13,386	50,795
Net assets available for benefits	$5,060,962	$5,088,285

The accompanying notes are an integral part of these statements.

5

Trico Marine Operators, Inc.
401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2004

2004
Additions to net assets
Investment income
Net appreciation (depreciation) in fair value of investments	$(5,651)
Interest and dividends	81,758
Total investment income (loss)	76,107
Contributions
Employee	636,976
Employer	85,611
Other	2,503
Total contributions	725,090
Total increase (decrease)	801,197
Distributions to Participants	(814,943)
Other Distributions	(13,577)
Total Distributions	(828,520)
Net change	(27,323)
Net assets available for benefits
Beginning balance	5,088,285
Ending balance	$5,060,962

The accompanying notes are an integral part of these statements.

6

 Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

1.	Description of Plan

The following description of the Trico Marine Operators, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General
The Plan is a defined contribution 401(k) Retirement Plan and was established to provide benefits to qualified domestic employees of Trico Marine Operators, Inc. (the “Company” and “Plan Sponsor”). The Plan allows participants to make before-tax contributions in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). All domestic employees who are at least 18 years of age, not covered by a collective bargaining agreement and who have completed at least six months of service are eligible to participate in the Plan.

Reorganization and Financial Condition of Trico Marine Services, Inc.
On December 21, 2004, Trico Marine Services, Inc. (the “Parent”) and two of its U.S. subsidiaries, Trico Marine Assets, Inc. (“TMA”) and the Plan Sponsor (collectively, the “Debtors”) filed “prepackaged” voluntary petitions for reorganization under chapter 11 (“Chapter 11”) of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) under case numbers 04-17985 through 04-17987. The reorganization was being jointly administered under the caption “In re Trico Marine Services, Inc., et al., Case No. 04-17985.” The Debtors operated as debtors-in-possession pursuant to the Bankruptcy Code during the period from December 21, 2004 through March 15, 2005 (the “Exit Date”).

On the Exit Date, holders of the Parent’s old common stock became entitled to receive warrants to purchase new common stock. Each holder of old common stock received one Series A Warrant (representing the right to purchase one share of the Parent’s new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of the Parent’s new common stock for $25.00) for each 74 shares of old common stock owned. The Parent issued 499,429 Series A Warrants and 499,429 Series B Warrants on the Exit Date. As a result of the Parent’s old common stock being an investment option during periods prior to October 2003, Plan participants owned 148,759 shares of the Parent’s old common stock on the Exit Date which were converted into 2,010 Series A Warrants and 2,010 Series B Warrants. For a more detailed discussion on the conversion of stock to warrants, please refer to Note 5.

The Parent has incurred significant operating losses during recent years and is faced with numerous risks, including those related to its reorganization and financial condition, risks related to its operations, and risks related to its industry, which are more fully described in the Form 10-K for the year ended December 31, 2004. For a more detailed discussion on the financial condition of the Parent, please refer to Note 9.

Plan Administration
The Company serves as the Plan Administrator. The Plan’s trust and employee account record maintenance function is performed by outside service organizations. During 2004, Wells Fargo Bank, N.A. (“Wells Fargo” or “Trustee”) performed these functions for the Company. On February 18, 2005, the Company transitioned the role of trustee to The Charles Schwab Trust Company and transitioned the employee account record maintenance function to VLP Corporate Services, LLC.

Contributions
Before-tax savings contributions are made by the Company on behalf of employee participants who have agreed to have their taxable wages or salary reduced. Prior to January 1, 2002, participants could agree to have the Company withhold up to 15% of their compensation for the purpose of making before-tax savings contributions to the Plan. Beginning January 1, 2002, participants could agree to have the Company withhold any percentage of their compensation. Contributions are limited by federal tax legislation. The limit for the 2004 401(k) contributions was $13,000, except for participants who turned fifty years of age by December 31, 2004 for whom the limit was $16,000. The limit for the 2003 401(k) contributions was $12,000, except for participants who turned fifty years of age by December 31, 2003 for whom the limit was $14,000.

7

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

The Company will match 25% of the participants’ before-tax savings contributions up to 5% of the participants’ taxable wages or salary. The Company may also make a matching contribution (the “Discretionary Matching Contribution”) to the Plan at its discretion. The Company’s Discretionary Matching Contribution is allocated among participants based on the ratio to which each participant’s qualified annual compensation bears to the total qualified annual compensation for all participants. The Company did not make a Discretionary Matching Contribution during 2004. During 2003, the Company made cash Discretionary Matching Contributions of $99,769, less plan forfeitures.

Participants direct the investment of their contributions into various investment options offered by the Plan.

Each participant’s account is also credited with Plan earnings, net of certain administrative expenses. Forfeitures of amounts from the matching contribution accounts of participants who terminate employment will be used to reduce the matching contributions for the Plan year in which the forfeiture arose or the next year or applied as a Discretionary Matching Contribution.

Vesting
The term “vesting” refers to the percentage of the participant’s contribution account that a participant is entitled to receive in the event of termination of employment. Participants are 100% vested in all employee contributions and the income earned thereon. If the participant terminates employment before meeting the requirements for retirement described in the Plan, the distribution from the participant’s matching and discretionary accounts will be limited to the vested portion. Vesting percentages increase with the number of years of qualified service. Vesting requirements for employer contributions are as follows:

Years of Qualified Service	Vesting Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures
Employees who leave the Company before fully vesting in Company contributions forfeit the value of their unvested account. Forfeitures during a Plan year can serve to reduce funds owed to the Plan by the Company for the employer matching contribution, or the Discretionary Matching Contribution. As of December 31, 2004 and 2003, the forfeiture balance included in the Plan was $9,932 and $11,398, respectively. The Company utilized approximately $8,000 of the 2003 forfeiture balance to reduce the funds it owed for the Discretionary Matching Contribution for the year ended December 31, 2003. No forfeitures were utilized during 2004.

Benefits
Participants are automatically vested 100% upon attainment of retirement age, as defined, and upon death, disability, or upon termination of the Plan. Upon retirement, death, disability, or termination of employment, distributions of the vested balance are made to the participant or beneficiary in a lump sum or periodic payments as provided in the Plan.

Participant Loans
The Plan does not allow loans to participants or beneficiaries.

8

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared utilizing the accrual method of accounting.

Investment Valuation
The values of the mutual funds are based on fair values as determined by the Trustee based on quoted market prices in active markets of the mutual funds’ underlying investments. The fair value of Trico Marine Services, Inc. common stock is based on quoted market prices.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
During the 2004 and 2003 plan years, all third party administrative expenses, including trustee, legal and audit fees related to the Plan were paid by the Company. Administrative expenses totaled $22,559 and $22,454 for the Plan years ended December 31, 2004 and 2003, respectively.

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such a case, participants would become 100% vested in their accounts and would be allocated their account balances at the time of the termination.

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments that consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits. For more information on risks and uncertainties, please refer to Note 9.

Other Accrued Liabilities
As required by IRS guidelines, the Trustee of the Plan annually performs non-discrimination testing on the Plan. Other accrued liabilities as of December 31, 2004 and 2003 consisted of excess contributions due to participants which were required as a result of annual non-discrimination testing.

9

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

3.	Concentration of Credit Risk

In addition to market risk, certain financial instruments potentially subject the Plan to concentrations of credit risk. Participants direct the investment of their contributions into various financial instrument options offered by the Plan. The Trustee continually performs ongoing evaluations to assess the credit risk associated with these financial instruments. As of December 31, 2004, the Plan had not historically experienced any significant credit losses associated with these investments. However, significant losses were incurred in the Trico Marine Services, Inc. Common Stock Fund during the year due to the Parent’s commencement of reorganization and the subsequent conversion of the Parent’s old common stock into warrants for new common stock. See Note 9 for further discussion.

4.	Investments

All investments for the years ended December 31, 2004 and 2003 are participant directed. Information relative to investments as of December 31, 2004 and 2003 is as follows:

	2004		2003
Cash equivalents
Wells Fargo Treasury Plus Institutional Money Market Fund (1)	$912,848	*	$1,104,837	*

Trico Marine Services, Inc. Common Stock Fund (1)	25,754		459,532	*

Mutual Funds
American Century - Income & Growth Fund	1,244,856	*	1,121,450	*
Janus Fund Group - Overseas Fund	-		426,913	*
Janus Fund Group - Enterprise Fund	-		191,437
Janus Fund Group - Worldwide Fund	-		89,423
AIM Equity Funds, Inc. - Aggressive Growth Fund	-		158,176
MFS Capital Opportunities - Fund Class A	862,246	*	864,959	*
Benham Target Maturity Trust - American Century Target 2005	125,368		138,981
Dreyfus Intermediate Term Income Fund	490,768	*	457,132	*
Van Kempen Equity and Income Fund - A shares	61,638		-
Van Kempen Comstock Fund - A shares	108,299		-
American Funds - The Growth Fund of America	53,228		-
Artisan Mid Cap Fund	352,001	*	-
Fidelity Advisor Diversified International Fund - Class A	55,126		-
Templeton Foreign Fund - Class A	572,867	*	-
RS Investments Partners Fund	187,771		-
Total mutual funds	4,114,168		3,448,471

Total investments	$5,052,770		$5,012,840

(1) Party-in-interest transaction not prohibited by ERISA
* Investment exceeds 5% of net assets available for benefits at the end of the respective year.

10

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2004

Mutual funds	$369,237
Trico Marine Services, Inc. Common Stock Fund	(374,888)
$(5,651)

5.	Investment in Trico Marine Services, Inc. Stock

The Plan held investments as of December 31, 2004 and 2003 in the common stock of Trico Marine Services, Inc., the Plan Sponsor’s parent, as follows:

	2004	2003

Number of shares held	148,759	251,036
Number of shares as a percentage of total outstanding
shares in Trico Marine Services, Inc.	0.4%	0.7%
Market value of shares	$25,754	$449,354
Market value as a percentage of net assets available
for benefits	0.5%	8.8%

During 2004, the Trico Marine Services, Inc. Common Stock Fund was a blend of Trico Marine Services, Inc. common stock and cash, and is not a mutual fund.  With regard to the Trico Marine Services, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  The value of a unit is determined by dividing the quoted market price of the stock plus residual cash by the number of units in the Fund.  As of December 31, 2004 and 2003, there were approximately 230,562 and 383,484 units outstanding with market values of approximately $0.11 and $1.20 per unit (excluding amounts attributable to receivables), respectively, related to the Trico Marine Services, Inc. Common Stock Fund.

When the Parent’s old common stock failed to fulfill the minimum $1.00 bid price requirement for continued listing, the NASDAQ delisted the Parent’s old common stock on December 17, 2004, on which date it began trading in the “pink sheets” over the counter market under the symbol “TMARQ.PK”.

On March 15, 2005, “pink sheet” and over the counter trading in our old common stock ceased, as, pursuant to our plan of reorganization, the holders of our old common stock became entitled to receive warrants to purchase new common stock. Each holder of old common stock will receive one Series A Warrant (representing the right to purchase one share of our new common stock for $18.75) and one Series B Warrant (representing the right to purchase one share of our new common stock for $25.00) for each 74 shares of old common stock owned. Therefore, beginning on March 15, 2005, the Trico Marine Stock Fund is comprised of a blend of Trico Marine Services, Inc. Series A Warrants, Trico Marine Services, Inc. Series B Warrants and cash. In April 2005, the investment advisors of the Plan elected to liquidate the Trico Marine Stock Fund by selling all warrants held by the fund. Once all warrants are sold, the Plan will allocate and distribute the proceeds to the holders of the Trico Marine Stock Fund, and the fund will be terminated.

6.	Investment Option Changes

On October 10, 2003, the Investment Committee of the Plan decided to eliminate several investment options for new contributions. Effective October 15, 2003, investment options were closed to new contributions for the Janus Funds Group Worldwide Fund, Janus Funds Group Enterprise Fund and the Trico Marine Services, Inc. Common Stock Fund. As a result, no new investments were permitted in these investments and, at the time, participants were not required to transfer their investment balance.

11

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

On December 24, 2003, the Investment Committee of the Plan made additional changes to the investment options of the Plan. The Investment Committee added five investment options: Van Kampen Equity & Income Fund, Van Kampen Comstock A Fund, American Funds Growth Fund, RS Investments Partners Fund and Fidelity Advantage Diversified International A Fund. These investment options were available effective January 28, 2004. Additionally the Investment Committee replaced four fund options. The Artisan Mid Cap Fund will replace the AIM Aggressive Growth Fund and the Janus Funds Group Enterprise Fund, which had been closed to new contributions effective October 15, 2003. The Templeton Foreign Fund - Class A will replace the Janus Overseas Fund and the Janus Funds Group Worldwide Fund, which had been closed to new contributions effective October 15, 2003. Funds in those four funds were transferred into the comparable funds on January 28, 2004.

In February 2005, in association with the transition of administrator and trustee duties discussed in Note 1, the Company made the following changes to its investments:

•	The Wells Fargo Treasury Plus Institutional Money Market Fund was replaced by the Schwab: Ret Money Fund,
•	The American Century - Income & Growth Fund, the American Funds - The Growth of America Fund, the Benham Target Maturity Trust - American Century Target 2005 and the Fidelity Advisor Diversified International Fund - Class A were replaced by the Oppenheimer Global Fund - Class A Fund and the Strong Government Securities Fund.

7.	Tax Status

The Plan is designed to constitute a qualified plan under Section 401(a) of the IRC. The Plan follows the Wells Fargo standardized “prototype” plan, which received its latest determination letter on August 30, 2001. The Internal Revenue Service states that the “prototype” plan, as designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been further amended, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In March 2005, the plan experienced a prohibited transaction when it was required, as part of the Plan Sponsor’s court approved bankruptcy, to exchange a portion of the employer stock held in the Plan for warrants to purchase common stock of the Parent. The warrants involved in the prohibited transaction had a value of approximately $16,479 on the date of the prohibited transaction. Currently, the Plan administrator is working to correct the prohibited transaction. In addition, the Plan Sponsor intends to file a Form 5330 with the IRS to report the prohibited transaction and pay the required excise tax of 15% of the total amount involved, or approximately $2,472.

8.	Related Party Transactions

The Plan invests in shares of the money market fund managed by the Trustee. At December 31, 2004 and 2003, the Plan held 148,759 and 251,036 shares of the Parent’s common stock, at a cost of $660,815 and $1,221,636 and a market value of $25,754 and $449,354, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules, as they represent qualified employer securities as defined by ERISA.

12

Trico Marine Operators, Inc.
401(k) Retirement Plan
Notes to Financial Statements
December 31, 2004

9.	Events involving the Plan Sponsor and the Plan Sponsor’s Parent

The Plan Sponsor and the Parent’s recurring losses and negative cash flows from operations resulted in reorganization proceedings in the fourth quarter of 2004. The Parent emerged from Chapter 11 on the Exit Date. Also on the Exit Date, the Plan Sponsor and TMA, as borrowers and guarantors, entered into a $75 million secured credit facility (the “Exit Credit Facility”), which is guaranteed by the Parent and other subsidiaries of the Parent party thereto. Although the Parent has significantly reduced its overall level of debt, improving its operating cash flows and liquidity, the Exit Credit Facility contains strict covenants that may limit aspects of the Parent or Plan Sponsor’s operations, may require the Parent to seek waivers, amendments or consents frequently in the ordinary course of business and may lead to the unintentional breach of one or more of these covenants from time to time. Covenants in the Exit Credit Facility prohibit the Parent from incurring additional indebtedness or liens, and place restrictions on certain activities including disposing of property, declaring dividends, re-flagging vessels outside the U.S., sales of assets, making investments and entering into unapproved joint ventures, in each case without the consent of the lenders. In addition, other covenants restrict the amount of capital expenditures and maintenance and marine inspection costs that may be incurred and impose minimum EBITDA requirements and maximum leverage ratios. Since the Exit Date, the Parent has amended the Exit Credit Facility and/or obtained waivers thereunder three times in order to permit the Parent to consummate a transaction or to cure inadvertent defaults or potential defaults. If an event of default were to occur and the Parent was unable to obtain a waver or amend the Exit Credit Facility, all amounts outstanding under the Exit Credit Facility would become immediately due and payable, events of default may occur under the Parent’s other debt instruments and the Parent or Plan Sponsor would be prohibited from using any cash collateral. If such an event were to occur, the Plan Sponsor and Parent would not have sufficient financial resources to repay the indebtedness and the Parent’s ability to operate the business would be substantially impaired.

10.	Subsequent Events

As described in Note 1, the Plan Sponsor transitioned the role of trustee from Wells Fargo to The Charles Schwab Trust Company and transitioned the role of recordkeeper from Wells Fargo to VLP Corporate Services, LLC on February 18, 2005. The investment selection changes made on that date are discussed in Note 6.

As mentioned in Notes 1 and 9, the Company and the Parent exited the protection of Chapter 11 bankruptcy on March 15, 2005, after having entered on December 21, 2004. This reorganization had a minimal effect on the Plan, with the exception of the effect on the Parent’s common stock held in the Plan on the Exit Date and the related prohibited transaction caused by the conversion of the Parent’s common stock into warrants to purchase the Parent’s new common stock, which is described in more detail in Notes 1, 5 and 7.

13

Trico Marine Operators, Inc.
401(k) Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Identity of Issuer,		Shares /	Fair
Borrower or Similar Party	Description of Investment	Units Held	Value

Wells Fargo(1)	Wells Fargo Trust Treasury Plus Money Market Fund	912,848	$912,848
Dreyfus	Intermediate Term Income Fund	37,926	490,768
American Century	Income and Growth Fund	40,589	1,244,856
Benham Target Maturity Trust	American Century Target 2005	1,258	125,368
MFS	Capital Opportunities - Fund Class A	64,636	862,246
Van Kempen	Equity and Income Fund - A shares	7,151	61,638
Van Kempen	Comstock Fund - A shares	5,851	108,299
American Funds	The Growth Fund of America	1,955	53,228
Artisan	Mid Cap Fund	11,908	352,001
Fidelity Advisor	Diversified International Fund - Class A	2,951	55,126
Templeton	Foreign Fund - Class A	46,575	572,867
RS Investments	Partners Fund	5,400	187,771
Trico Marine Services, Inc.(1)	Common Stock Fund	230,562	25,754
			$5,052,770
(1) Party-in-interest

End of Filing

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